UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2008

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM HX

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

On or about April 25, 2008, Textainer Group Holdings Limited (the “Company”) began mailing copies of the following documents to the Company’s shareholders of record: (1) the Company’s 2007 Annual Report and (2) the Company’s Notice of Annual General Meeting of Shareholders to be held on May 23, 2008, together with the related Proxy Statement and Proxy Card.

The Company’s 2007 Annual Report includes the Company’s financial highlights, letter to shareholders and Annual Report on Form 20-F for the fiscal year ended December 31, 2007 that was filed with the United States Securities and Exchange Commission on March 28, 2008. The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	Textainer Group Holdings Limited 2007 Annual Report

99.2	Textainer Group Holdings Limited Notice of Annual General Meeting of Shareholders to be held 23 May 2008, Proxy Statement and Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2008

Textainer Group Holdings Limited

/s/ John A. Maccarone
John A. Maccarone
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1	Textainer Group Holdings Limited 2007 Annual Report

99.2	Textainer Group Holdings Limited Notice of Annual General Meeting of Shareholders to be held 23 May 2008, Proxy Statement and Form of Proxy Card

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